SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                      Midland Capital Holdings Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    59748B108
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                                 (CUSIP Number)
                                                     with a copy to:
                                                     Robert G. Minion, Esq.
Jeffrey S. Halis                                     Lowenstein Sandler PC
10 East 50th Street                                  65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 588-9697                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               June 21, 1999 (PSI)
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(PSI) The reporting person previously filed Schedule 13D and Amendment 1 thereto with the Office of Thrift Supervision with respect to Midland Federal Savings & Loan Association, an entity regulated by the FDIC. In July 1998, Midland Federal Savings & Loan Association became a wholly owned subsidiary of the Issuer which is an entity regulated by the SEC. At that time the reporting person participated in a share exchange in which his shares of Midland Federal Savings & Loan Association were exchanged for shares of the Issuer. Therefore, the reporting person has no current Schedule 13D on file with the SEC for the Issuer.

                               Cusip No.59748B108
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1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons (entities only):

                           Jeffrey S. Halis
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions):  PF, WC
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5)   Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(e):

                             Not Applicable
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6)   Citizenship or Place of Organization:           United States
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     Number of                               7) Sole Voting Power:        20,000
                                                --------------------------------
     Shares Beneficially                     8) Shared Voting Power:
     Owned by
     Each Reporting                          9) Sole Dispositive Power:   20,000
                                                --------------------------------
         Person With:                       10) Shared Dispositive Power:
                                                --------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:       20,000
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      5.5%*
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14)  Type of Reporting Person (See Instructions):       IN, IA
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*        See Item 5 for further information.

Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Midland Capital Holdings Corporation ("Issuer"), located at 8929 South Harlem Avenue, Bridgeview,
Illinois 60455. On July 23, 1998, Midland Federal Savings and Loan Association (the "Association") became a wholly-owned subsidiary of the Issuer. All shareholders of the Association exchanged their common stock for the Issuer's Common Stock.

Item 2.   Identity and Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 10 East 50th Street, New York, New York 10022. Mr. Halis is the sole member of Jeffrey Management, L.L.C. which serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 10 East 50th Street, New York, New York 10022. Each of Tyndall, Tyndall Institutional, Madison and Jeffrey Halis, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of the Issuer on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of the Issuer on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of the Issuer by Jeffrey S. Halis come directly from the personal funds of Mr. Halis.

Item 4.   Purpose of Transaction.

          The acquisition and disposition of the shares of common stock referred to in Item 5 was effected for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey S. Halis, respectively. Mr. Halis has no plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon the March 31, 1999 Quarterly Small Business Report of the Issuer as of May 13, 1999 there were issued and outstanding 363,975 shares of common stock of the Issuer. As of June 21, 1999, Tyndall Partners, L.P, Tyndall Institutional Partners, L.P and Madison Avenue Partners, L.P. each owned no shares of the Issuer's common stock. As of June 21, 1999, Jeffrey S. Halis owned 20,000 shares of the Issuer's common stock. During the sixty days preceding the date of event which requires filing of this statement, the following transactions were effected in ordinary brokers transactions: On June 21, 1999 Tyndall Partners, L.P. sold 12,199 shares at $20.50 per share and Madison Avenue Partners, L.P. sold 2,200 shares at $20.50 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of the Issuer between Jeffrey
S. Halis and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                             June 29, 1999


                                            /s/   Jeffrey   S. Halis
                                           -------------------------------------
                                           Jeffrey  S. Halis,  as  a  member  of
                                           Jeffrey Management, L.L.C., a general
                                           partner   of  Halo Capital  Partners,
                                           L.P.,  the general partner of each of
                                           Tyndall    Partners,   L.P.,  Tyndall
                                           Institutional   Partners,  L.P.,  and
                                           Madison Avenue Partners, L.P.


                                           /s/ Jeffrey S. Halis
                                           -------------------------------------
                                           Jeffrey S. Halis, individually

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).